Mail Stop 6010   December 14, 2006

Ms. Mary Beth Clark
Chief Executive Officer and President
International Food and Wine Consultants, Inc.
201 East 28th Street
New York, NY 10016

          Re: **International Food and Wine Consultants, Inc.**
                   Amendment No. 6 to Registration Statement on Form SB-2
                   Filed December 12, 2006
                   File No. 333-136487

Dear Ms. Clark:

          We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/Pre-Effective Amendment No. 6

Management's Discussion and Analysis or Plan of Operation, page 22

July 31, 2006 and 2005, page 25

1. We note that there is still a significant amount of expenses included in SG&A that is only described as miscellaneous and perhaps unnecessary. Please disclose what these expenses were. Furthermore, please tell us the nature of items that were reclassified into cost of sales and whether such misclassification was recurring. If the misclassification was recurring, please tell us whether your investigation

included those items included as SG&A in 2005. Also explain to us why the expenses discussed in your faxed response dated December 13, 2006 appear to include similar costs to those disclosed in the filing, but for whatever reason were omitted from that discussion.

*   *   *   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gary B. Wolff, P.C.
        805 Third Avenue, 21st Floor
        New York, NY 10021